SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35205; 812-15553

Eagle Point Enhanced Income Trust, Eagle Point Institutional Income Fund, Eagle Point Credit Management LLC, and Eagle Point Enhanced Income Management LLC

May 28, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application for an order pursuant to section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(a)(2), 18(c), and 18(i) of the Act, pursuant to sections 6(c) and 23(c) of the Act for an exemption from rule 23c-3 under the Act, and pursuant to section 17(d) of the Act and rule 17d-1 thereunder.

Summary of Application: Applicants request an order to permit certain registered closed-end investment companies to issue multiple classes of shares and to impose early withdrawal charges and asset-based distribution and/or service fees.

Applicants: Eagle Point Enhanced Income Trust, Eagle Point Institutional Income Fund, Eagle Point Credit Management LLC, and Eagle Point Enhanced Income Management LLC

Filing Dates: The application was filed on March 4, 2024, and amended on April 9, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on June 24, 2024, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Nauman S. Malik, Esq., Eagle Point Credit Management LLC, nmalik@eaglepointcredit.com, with copies to Thomas J. Friedmann, Esq., Dechert LLP, thomas.friedmann@dechert.com, Philip Hinkle, Esq., Dechert LLP, philip.hinkle@dechert.com, and Alexander Karampatsos, Esq., Dechert LLP, alexander.karampatsos@dechert.com.

FOR FURTHER INFORMATION CONTACT: Trace W. Rakestraw, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated April 9, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.